SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-28035

Coattec industries, Inc formerly EMC Group, Inc.
(Exact name of registrant as specified in its charter)

1075 Bellevue Way NE #188, Bellevue, WA 98004
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Shares of Common Stock
(Title of each class of securities covered by this form)

None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) and 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-a(a)(1)(i)      X                           Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)                                 Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)                                  Rule 12h-3(b)(2)(ii)
Rule 12g-4(a)(2)(ii)                                 Rule 12h-3(b)(2)(ii)
                                                     Rule 15d-6

Approximate  number of holders of record as of the certification or notice date:
55 as of June 28, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has cause this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date June 28, 2004                  By:/s/Bernd Meinecke
                                          Bernd Meinceke, President